Filed by Marriott International, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934 as amended

Subject Company:

Starwood Hotels & Resorts Worldwide, Inc.

Commission File No.: 001-07959

The following are communications to Marriott International associates (i) an email from President and Chief Executive Officer Arne Sorenson announcing the proposed merger of Marriott International, Inc. and Starwood Hotels & Resorts and (ii) a transcript of a video that was embedded in the email from both Executive Chairman and Chairman of the Board J.W. Marriott, Jr. and President and Chief Executive Officer Arne Sorenson.

(i)

To: All Marriott International Associates

From: Marriott Communications

Date: November 16, 2015

Subject Line: A Message to All Marriott Associates from President and CEO Arne Sorenson

Hello Marriott International Associates,

We just announced some exciting news and I wanted to make sure you were personally notified. Our company has agreed to acquire Starwood Hotels & Resorts through a merger of both companies to create an exciting new Marriott International.

Today’s announcement is a transformational moment for our company. It is a culmination of the inspired work of associates, like you, who have built Marriott International into a diverse, strong company that can make a merger of this scale possible.

Marriott and Starwood, combined, will become the world’s largest hotel company with a unique ability to meet the varied needs of travelers, whatever their purpose and wherever they are in the world.

This union will also generate tremendous growth: growing value for shareholders, growing choices and benefits for consumers, growing economic advantages for our owners and franchisees, and growing opportunities for associates.

This integration will require a significant amount of work, but while the scale is much larger, we have successfully completed integrations before. We have always emerged stronger, and better positioned, to compete in a rapidly changing marketplace.

The team will guide the Starwood integration and ensure that it succeeds with minimal disruption to our business. We’ve appointed Peter Cole, currently Americas Chief Financial Officer, to the role of Managing Director, Business Integration. Peter is an accomplished Marriott International veteran with a successful track record of leading large and complex projects. Peter will head a cross-functional team addressing all aspects of the integration including systems, finance, benefits and sales.

We understand that you may have questions. We will answer what we know honestly and quickly. However, we do not have all of the answers right now. But I will commit to you that we will share information as it becomes available.

One thing we do know is that it will take several months for this deal to be completed, and it is subject to Marriott and Starwood shareholder approval and regulatory approvals. We’ll provide regular updates on the status of the merger and more information about engagement with Starwood between now and when the deal is closed.

Today is a day of celebration and pride for all of us. Thank you for all the incredible work you do to bring Marriott’s core value of putting people first to life.

Thank you,

Arne Sorenson
President and CEO
Marriott International, Inc.

For more information, including our press release, visit Marriott News Center.

And, now, for some language required by the U.S. Securities and Exchange Commission….

No Offer of Solicitation

The information in this communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

The proposed transaction will be submitted to Marriott’s and Starwood’s stockholders for their consideration. In connection with the proposed transaction, Marriott will file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Marriott and Starwood that will also constitute a prospectus of Marriott. Investors and security holders are urged to read the joint proxy statement and registration statements/prospectuses and any other relevant documents filed with the SEC when they become available, because they will contain important information. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents (when available) that Marriott and Starwood file with the SEC at the SEC’s website at www.sec.gov. In addition, these documents may be obtained from Marriott free of charge by directing a request to investorrelations@marriott.com, or from Starwood free of charge by directing a request to ir@starwoodhotels.com.

Participants in Solicitation

Marriott, Starwood, and certain of their respective directors and executive officers may be deemed to be participants in the proposed transaction under the rules of the SEC. Investors and security holders may obtain information regarding the names, affiliations and interests of Marriott’s directors and executive officers in Marriott’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 19, 2015, and its proxy statement for its 2015 Annual Meeting, which was filed with the SEC on April 7, 2015. Information regarding the names, affiliations and interests of Starwood’s directors and executive officers may be found in Starwood’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 25, 2015, and its definitive proxy statement for its 2015 Annual Meeting, which was filed with the SEC on April 17, 2015. These documents can be obtained free of charge from the sources listed above. Additional information regarding the interests of these individuals will also be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

(ii)

VIDEO SCRIPT

Arne Sorenson: Today is an exciting day. We just announced that Marriott International and Starwood Hotels & Resorts will be merging.

Combined, we will be the world’s largest hotel company with over 5,500 properties and 1.1 million rooms.

Bill Marriott:

We’ve always admired Starwood for its strong brands, great loyalty program, international footprint and beautiful properties.

Not to mention its innovative spirit.

After all, it was Starwood who helped define the lifestyle category with the introduction of W Hotels.

Arne:

Our vision is to be the World’s Favorite Travel Company. And with this merger, there is a lot to “like.” More value for shareholders.

More choices and benefits for consumers.

More economic advantages for our owners and franchisees.

More opportunities for our team.

Bill:

At Marriott, we believe in “Putting People First.” It’s one of our core values, established by my parents when they founded the company almost 90 years ago.

Arne:

That means being transparent and treating everyone with respect. We’ll update the Starwood and Marriott teams… and our owners and franchisees… regularly, as we finalize the merger over the next several months.

Bill:

I know it will be strange when we go from competitors to teammates! But I do believe that we share similar goals, and our partnership will be a natural one.

I am certain we will want to win together.

Arne:

Today is the start of an incredible journey for our two companies.

I know we will do great things together as The World’s Favorite Travel Company.

I can’t wait to get started.

No Offer of Solicitation

The information in this communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

The proposed transaction will be submitted to Marriott’s and Starwood’s stockholders for their consideration. In connection with the proposed transaction, Marriott will file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Marriott and Starwood that will also constitute a prospectus of Marriott. Investors and security holders are urged to read the joint proxy statement and registration statements/prospectuses and any other relevant documents filed with the SEC when they become available, because they will contain important information. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents (when available) that Marriott and Starwood file with the SEC at the SEC’s website at www.sec.gov. In addition, these documents may be obtained from Marriott free of charge by directing a request to investorrelations@marriott.com, or from Starwood free of charge by directing a request to ir@starwoodhotels.com.

Participants in Solicitation

Marriott, Starwood, and certain of their respective directors and executive officers may be deemed to be participants in the proposed transaction under the rules of the SEC. Investors and security holders may obtain information regarding the names, affiliations and interests of Marriott’s directors and executive officers in Marriott’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 19, 2015, and its proxy statement for its 2015 Annual Meeting, which was filed with the SEC on April 7, 2015. Information regarding the names, affiliations and interests of Starwood’s directors and executive officers may be found in Starwood’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 25, 2015, and its definitive proxy statement for its 2015 Annual Meeting, which was filed with the SEC on April 17, 2015. These documents can be obtained free of charge from the sources listed above. Additional information regarding the interests of these individuals will also be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

Note on forward-looking statements: This communication contains “forward-looking statements” within the meaning of U.S. federal securities laws, including the parties’ plans for closing the transaction; the resulting impact on the size of Marriott’s operations; statements concerning the benefits of the transaction, including the combined company’s future financial and operating results, plans and expectations; and anticipated future events and expectations that are not historical facts. We caution you that these statements are not guarantees of future performance and are subject to numerous risks and uncertainties, including the receipt of necessary consents, and other risk factors that we identify in our most recent quarterly report on Form 10-Q and in our most recent current report on Form 8-K. Any of these factors could cause actual results to differ materially from the expectations we express or imply in this communication. We make these forward-looking statements as of the date of this communication. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.